SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of May 2006

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form  20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

Korea Electric Power Corporation

Monthly Power Sold Report

Sector	Power Sold (Gigawatt hours)			Sales (In billions of Won)
	April 2005	April 2006	Year on year growth	April 2005	April 2006	Year on year growth
For April 2006
Residential	6,228	6,541	5.0%	522	565	8.1%
Commercial	5,593	6,020	7.6%	513	564	10.0%
Educational	372	421	13.3%	30	30	-1.6%
Industrial	14,422	15,056	4.4%	812	877	8.1%
Agricultural	551	570	3.6%	24	25	7.8%
Street-Lighting	208	218	5.2%	14	15	10.4%
Total	27,373	28,826	5.3%	1,915	2,076	8.4%
From Jan. 2006 through Apr. 2006
Residential	27,104	28,569	5.4%	2,270	2,459	8.3%
Commercial	23,797	25,864	8.7%	2,175	2,417	11.1%
Educational	1,423	1,635	14.9%	120	121	0.6%
Industrial	56,564	60,360	6.7%	3,321	3,665	10.4%
Agricultural	2,362	2,525	6.9%	100	113	12.4%
Street-Lighting	895	938	4.8%	57	63	10.0%
Total	112,145	119,891	6.9%	8,044	8,838	9.9%

*	The figures may not add up due to rounding.

Disclaimer:

The sales figures, including but not limited to power sold and revenues received therefrom (the “Estimates”), of Korea Electric Power Corporation (“KEPCO”) as presented above have been prepared based on internal estimates of KEPCO for your convenience only and have neither been audited nor reviewed by KEPCO’s independent accountants, KPMG Samjung Accounting Corp., or any other accountants. These Estimates may differ significantly from the actual results of operations of KEPCO, which KEPCO expects to publicly disclose in the future, in a number of ways, including but not limited to, elimination of internal profits and sales discount. KEPCO disclaims any liability in connection with the Estimates, and no undue reliance should be made upon these Estimates including in connection with, but not limited to, entering into any contract for the purpose of trading any securities of KEPCO or any other investment decision in respect of KEPCO.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Myung-Whan
Name :	Kim, Myung-Whan
Title :	General Manager
International Finance Department

Date: May 24, 2006